UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 19, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement,  make  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

FURTHER ANNOUNCEMENT

IN RELATION TO THE CENTRALISED FUND MANAGEMENT AGREEMENT AND FRAMEWORK AGREEMENT WITH SEMICONDUCTOR MANUFACTURING SOUTH CHINA CORPORATION

Reference is made to the announcement of the Company dated 13 July 2018 (the ‘‘Announcement’’) in relation to the Centralised Fund Management Agreement and the Framework Agreement described therein. Unless otherwise stated, capitalised terms and definitions used herein shall have the same meaning as those defined in the Announcement.

The Company would like to clarify that  the Centralised Fund Management Agreement  and Framework Agreement entered into on 1 June 2017 and 11 June  2018, respectively, are subject to the requirements under Chapter 14A of the Listing Rules.

LISTING RULES IMPLICATIONS

As of the date of this announcement, China IC Fund holds approximately 24.71% of the equity interest in SMSC, SMSC is a connected subsidiary of the Company as defined  under Rule 14A.16 of the Listing Rules and is thus a connected person of the Company under the Listing Rules.

In relation to the transactions contemplated under the Centralised Fund Management Agreement, as one or more of the  applicable percentage ratios (other than  the  profit  ratio) in respect of each of the annual caps (other than the annual caps  for  Other  Financial Services) exceeds 5%, the transactions constitute continuing connected

* For identification purposes only

transactions subject to the reporting, announcement and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios (other than the profit ratio) in respect of the annual caps for Other Financial Services are more than 0.1% but less than 5%, the transaction is  subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

In relation to the transactions contemplated under the Framework Agreement, as one or more of the applicable percentage ratios in respect of the annual caps for Type IV CCT, Type V CCT and Type VI CCT are 5% or more but less than 25%, the transactions constitute continuing connected transaction subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. As the applicable percentage ratios in respect of each of the annual caps for Type I CCT, Type II CCT and Type III CCT are more than 0.1% but less than 5%, the  transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, the independent board committee (the ‘‘Independent Board Committee’’) has been established to advise and provide recommendation to the independent  shareholders  on the Centralised  Fund Management Agreement (including the Centralised  Fund Management  Agreement CCT and the Centralised Fund Management Agreement CCT annual caps) and the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement CCT annual caps) (collectively, the ‘‘EGM Matters’’) and to advise the independent shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the independent financial adviser (the ‘‘Independent Financial Adviser’’) to advise the Independent Board Committee and the independent shareholders on the EGM Matters.

The Company expects to dispatch a circular to the Shareholders on or before 22 October 2018 as the Company requires additional time to ascertain certain information for inclusion into the circular. The circular contains, among other things, further details of the EGM Matters, the advice from the Independent Board Committee, the advice of the Independent Financial Adviser to the Independent Board Committee and the independent shareholders, and a notice for convening an extraordinary general meeting of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC

19 September 2018

As at the date of this announcement, the Directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

*For identification purposes only